Milbank, Tweed, Hadley & McCloy LLP

November 10, 2010

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attention:	William Thompson
Branch Chief

Re:	Companhia Energética de Minas Gerais - CEMIG
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-15224

Dear Mr. Thompson:

On behalf of our client, Companhia Energética de Minas Gerais — CEMIG (“CEMIG”), we submit this response to your letter dated September 28, 2010 relating to CEMIG’s Form 20-F for the year ended December 31, 2009 (the “Form 20-F”).  To assist in the Staff’s review of the responses, we precede each response with the text (in bold type) of the comment as stated in your letter.  CEMIG believes that it has replied to your comments in full.  As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page F—1

Consolidated Statements of Operations and Comprehensive Income, page F—5

1.                                      Please tell us your consideration of reporting income applicable to common shareholders.  Refer to ASC 225-10-S99-5.

CEMIG advises the Staff that under its by-laws, CEMIG is required to pay its common and preferred shareholders an aggregate annual mandatory minimum dividend of 50% of the net income for the fiscal year, determined in accordance with Brazilian GAAP, in an equal amount per share.  As a result, each year CEMIG has paid the same dividend for each common share that it pays on each preferred share.  With respect to the remaining undistributed earnings, CEMIG expects that these will ultimately be distributed evenly among both common and preferred shareholders as there is no liquidation preference for its preferred shareholders.  The preferred shares have similar characteristics to CEMIG’s common shares in that: (a) the preferred and common shares have substantially similar subordination characteristics, (b) the preferred and common shares have substantially similar risks and rewards of ownership, and (c) no obligation exists to transfer value to the investor where common and preferred shareholders would not participate in a substantially similar manner.

Thus, CEMIG’s dividends were paid according to the weighted average number of common and preferred shares outstanding during the year and CEMIG does not believe that the income applicable to common stock is meaningful because of the nature of the presentation of EPS using the two class method.  CEMIG’s income attributed to common shares only excludes declared dividends on its preferred shares.

Note 3.  Account Receivable From Minas Gerais State Government, page F—18
b) Creation of CEMIG Account Securitization Fund, page F—18

2.                                      We note your disclosure on page 73 that you recognized provisions for losses on the CRC account in each of the years presented.  Please tell us how these provisions are recorded in your financial statements.  Please also tell how the provisions affect the changes to amounts receivable in connection with the CRC Account Securitization Fund or why the provisions do not affect the changes.

CEMIG advises the Staff that, as mentioned in note 3 to its consolidated financial statements, the Fourth Amendment to the CRC Agreement was approved on December 30, 2005, which extended the Minas Gerais state government’s guarantee of the CRC Account receivable, by allowing CEMIG to retain 65% of the  dividends payable to the state government through June 30, 2035 and changed the remuneration to IGP-DI plus annual interest of 8.18% per year.

The carrying amount of the assets of the FIDC to which the CRC Account receivable was transferred in January 2006 was determined based on the expectation of future dividends through June 30, 2035 that will be available to be withheld to extinguish the guarantee obligation of the state government.  Subsequent changes in assumptions about the amount of such dividends may result in an impairment of the asset.  The adjusted balance of the CRC Account receivable at December 31, 2009 was R$1,824 million.

The original balance as of December 31, 2009 of payments due to CEMIG by the state government, had the CRC Account receivable not been transferred into a FIDC, would have been R$4,329 million.

The provisions recorded in CEMIG’s financial statements related to the CRC Account receivable represent the difference between the remaining principal balance of payments due to CEMIG from the state government, calculated according to the terms of the CRC Agreement and the current amount of payments expected to be credited to the assets of the FIDC, which is based on long term financial projections for CEMIG and the resulting dividends expected to be withheld.

Because the CRC Account receivable accrues interest, the provisions for losses on the CRC Account are presented in CEMIG’s consolidated financial statements as a reduction of financial income and the amounts receivable in connection with the FDIC are not affected.  Therefore, the provisions for losses described on page 73 of the Form 20-F do not impact the balance sheet carrying amount shown on page F-18 of the Form 20-F because the provision is made to write off additional accrued interest for the periods presented.

Note 9.  Investments in Affiliates, page F—26

3.                                      We note your various non-consolidated investments in affiliates which are accounted for using the equity method of accounting.  Please tell us whether the various individual affiliates’ financial statements are first converted to US GAAP before you apply the equity method of accounting in accordance with ASC 323.  If not, please explain to us in detail your accounting and how you determined the difference was not material.

CEMIG confirms to the Staff that all individual affiliates’ financial statements were first converted to US GAAP before the application of the equity method.

Note 14.  Financing, page F—33

4.                                      We note that current financing includes amounts related to debt instruments with payments of principal due in a single payment after one year.  Please tell us how you determine the amount of current financings payable and why the amounts are properly classified in accordance with GAAP.

CEMIG advises the Staff that the amounts recorded as financing obligations include the principal amounts plus accrued interest.  The amounts recorded as short term are those expected to be paid during the next year.  A substantial number of CEMIG’s debt instruments require the current payment of interest, generally twice a year.  Therefore, in such cases, the amounts recorded as short term represent only the interest accrued as of the reporting date and expected to be paid in the next year.  In future filings, CEMIG plans to add disclosure to clarify that such amounts include accrued, but unpaid, interest.

Note 16.  Employee Post-Retirement Benefits, page F—37

5.                                      Please show us how to reconcile your disclosure of the components of accumulated other comprehensive loss/income in the table on page F—39 to the amounts reported in the consolidated statements of changes in shareholders’ equity and comprehensive income on page F—6.  In addition, please provide us a summary of the components of other comprehensive income before related tax effects and the amount of income tax expense or benefit allocated to each component of other comprehensive income.

CEMIG advises the Staff that the accumulated other comprehensive loss reported in the consolidated statements of changes in shareholders’ equity are related exclusively to employee post-retirement benefits.

The following is a summary of accumulated other comprehensive income (loss) for the years ended December 31, 2009, 2008 and 2007 (expressed in millions of Brazilian reais):

	2009	2008	2007
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Balance, beginning of year	(711)	(1,010)	(610)
Other comprehensive income (loss)	253	299	(400)
Balance, end of year	(458)	(711)	(1,010)

The following is a summary of other comprehensive income (loss) for the years ended December 31, 2009, 2008 and 2007 (expressed in millions of Brazilian reais):

	2009	2008	2007
OTHER COMPREHENSIVE INCOME (LOSS):
Pension Plan adjustments (note 16)	383	453	(605)
Deferred tax (expense) benefit	(130)	(154)	205
	253	299	(400)

The loss not yet recognized in net periodic pension cost (“NPPC”) at the beginning of the period presented in the table below was not disclosed correctly in note 16 to CEMIG’s 2009 consolidated financial statements.  However, this difference did not change the balance of other comprehensive loss recorded in CEMIG’s consolidated financial statements for the year ended December 31, 2009.  Therefore, CEMIG believes that such difference in the table below is not material considering the other disclosure related to the employee post-retirement benefits presented in note 18 of its consolidated financial statements.

Presented below are the components of accumulated other comprehensive loss for the year ended December 31, 2009 disclosed correctly.

	Defined benefit pension plan	Post-retirement health care, insurance and dental
Transition obligation (asset) not yet recognized in net periodic pension cost (“NPPC”) at beginning of period	—	7
Transition obligation (asset) recognized in NPPC during period	—	(5)
Prior service cost (credit) not yet recognized in NPPC at beginning of period	90	52
Prior Service Cost (credit) recognized in NPPC during period	(10)	(6)
Gain/loss not yet recognized in NPPC at beginning of period	782	146
Gain/loss recognized in NPPC during period	—	(12)
Total net actuarial (gain)/ loss arising during period	(320)	(30)
Total accumulated in other comprehensive loss as of 12/31/2009	542	152

CEMIG advises the Staff that the total and after tax amount of accumulated other comprehensive loss from its defined benefit pension plan and post retirement health care, insurance, and dental benefits as of December 31, 2009 was R$694, and R$458, respectively. The tax rate for each component of accumulated other comprehensive loss is 34%.

Note 18.  Shareholders’ Equity, page F—46

6.                                      Please tell us the transactions which account for the increase in preferred shares and common shares for each year presented.  Please also tell us your consideration of disclosing changes in the number of shares of the securities during at least the most recent year.  Refer to ASC 505-10-50-2.

CEMIG advises the Staff that its capital increase in April 2009, as disclosed in note 18 to the consolidated financial statements, resulted in a proportionate increase in both its common and preferred shares, including those held in treasury, as a result of the bonus of 25% in new shares. However, this increase in the number of treasury stock was not disclosed correctly in the table included in note 18.

Presented below are the correct number of preferred and common shares in 2009 and 2008 considering the effects of the above mentioned capital increase:

	Year ended December 31,
	2009	2008
	(thousands of shares)
PREFERRED SHARES:
Balance	349,222,649	349,222,649

COMMON SHARES:
Balance	271,154,243	271,154,243

TREASURY STOCK (Preferred shares):
Balance	(264,473)	(264,473)
Total	620,112,419	620,112,419

Given that the number of shares presented is the same for each year, CEMIG does not believe it is necessary to include additional disclosure in its consolidated financial statements related to the number of preferred and common shares.  CEMIG also notes that it is important to clarify that the difference between the corrected total shares and that presented in note 18 of its consolidated financial statements is less than 0.01% and does not change the basic and diluted earnings per thousand shares presented in its consolidated statements of operations and comprehensive income.  CEMIG intends to disclose the correct number of shares in its 2010 consolidated financial statements.

*              *              *

As requested in your letter, CEMIG acknowledges the following:

•                  CEMIG is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  CEMIG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 530-5224 or Steven Sandretto at (212) 530-5476.  In addition, we kindly request that any further correspondence be faxed to CEMIG at (011) (55) (31) 3506 – 5025.

Very truly yours,

/s/ Michael L. Fitzgerald
Michael L. Fitzgerald